NEWS RELEASE

STRATASYS RELEASES FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL RESULTS

Company reports $175.3 million in revenue for Q4 with an increase in recurring revenues

GAAP net loss of $14.8 million, or ($0.30) per diluted share, and non-GAAP net income of $7.8 million, or $0.15 per diluted share, in Q4

Generated $26 million of cash from operations during the fourth quarter

Company provides financial guidance for full year 2017

Minneapolis & Rehovot, Israel, March 9, 2017 — Stratasys Ltd. (Nasdaq:SSYS), the 3D printing and additive manufacturing solutions company, announced financial results for the fourth quarter and full year of 2016.

Q4-2016 Financial Results Summary:

Revenue for the fourth quarter of 2016 was $175.3 million, compared to $173.4 million for the same period last year with consumable revenue increasing by 11% for the same period.

●GAAP gross margin was 47.3% for the fourth quarter, compared to a GAAP gross margin of 30.6% for the same period last year.
●Non-GAAP gross margin was 53.6% for the fourth quarter, compared to 48.1% for the same period last year.
●GAAP operating loss for the fourth quarter was $29.2 million, compared to a loss of $187.8 million for the same period last year.
●Non-GAAP operating income for the fourth quarter was $11.6 million, compared to non-GAAP operating loss of $8.9 million for the same period last year.
●GAAP net loss for the fourth quarter was $14.8 million, or ($0.30) per diluted share, compared to a loss of $232.3 million, or ($4.46) per diluted share, for the same period last year.

●Non-GAAP net income for the fourth quarter was $7.8 million, or $0.15 per diluted share, compared to Non-GAAP net loss of $0.7 million, or ($0.01) per diluted share, reported for the same period last year.
●The Company generated $26.0 million in cash from operations during the fourth quarter and ended the period with $280.3 million in cash and cash equivalents.
●Net R&D expenses for the fourth quarter amounted to $24.3 million, representing 13.9% of net sales.

Fiscal 2016 Financial Results Summary:

●Revenue for fiscal 2016 was $672.5 million compared to $696.0 million for fiscal 2015.
●GAAP net loss for fiscal 2016 was $77.2 million, or ($1.48) per diluted share, compared to $1.4 billion, or ($26.64) per diluted share, for fiscal 2015.
●Non-GAAP net income for fiscal 2016 was $14.8 million, or $0.28 per diluted share, compared to non-GAAP net income of $10.0 million, or $0.19 per diluted share, reported for fiscal 2015.
●The Company generated $62.0 million in cash from operations in fiscal 2016.

“We are pleased with our fourth quarter results, and the progress we are making to improve and deepen customer engagement. Our increased revenue, combined with the ongoing activities to better align our cost structure, contributed to a significant improvement in operating profit and cash generation during the quarter.” said Ilan Levin, Chief Executive Officer of Stratasys. “Additionally, we are encouraged by the growth in our recurring revenue during the period, demonstrating strong utilization of our installed base of systems.”

Recent Business Highlights:

●Maintaining leadership in the professional rapid prototype market, the company launched the new Stratasys F123, which combines optimized workflow capability and increased speed, with engineering grade performance, offering, for the first time in a professional grade rapid prototyping system, the ability to also print with low-cost PLA for concept modeling.
●Announced innovative new materials:
○Nylon 12CF is a new carbon-fiber-filled thermoplastic for FDM strong enough to replace metal in a range of applications, and meeting the functional performance testing demands in the automotive, aerospace, recreational goods, and industrial manufacturing sectors.
○Agilus30 is a new line of high-durability flexible materials for PolyJet that can endure repeated flexing, providing designers and engineers with greater freedom to handle and test flexible parts and prototypes, delivering superior accuracy, fine details and enhanced product realism.

●Strengthened leadership in product and ecosystem development through collaborations with key industry leaders:
○Announced agreement with Siemens to develop a cohesive, best-of-breed manufacturing capability through the integration of Siemens’ Digital Factory with Stratasys additive manufacturing solutions.
○Announced collaboration with Dassault Systèmes' SIMULIA to enable final part designs that are optimized for weight and strength significantly reducing fuel consumption within the aerospace and automotive industries;
○Released a GrabCAD Print Add-In for Dassault Systèmes' SOLIDWORKS that allows users to estimate and print parts directly from the SOLIDWORKS environment.
●Recognized leadership position in key target markets:
○Announced Airbus has standardized Stratasys’ FDM based additive manufacturing ULTEMTM 9085 3D printing solutions for the production of flight parts on its A350 XWB aircraft.
○Named as the Official Supplier of 3D Printing Solutions to the McLaren-Honda Formula 1 team for prototyping, tooling, and customized production parts.
○Entered into technical relationship with Team Penske to provide 3D printing solutions for NASCAR and IndyCar engineering and manufacturing applications.

“We made significant progress in 2016 as we leverage our extensive technology and application knowledge, together with our large customer base, into value-added solutions within key target markets,” continued Levin. “Our focus is on developing enhanced products and a more robust ecosystem, supported by collaborations with industry leaders, including Siemens, Boeing, Airbus, Ford, McLaren Racing, and Team Penske. We are proud of these achievements and see them as validation of our leadership position.”

Financial Guidance:

Stratasys today provided the following information regarding the company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2017:

●Revenue guidance of $645 to $680 million.
●Non-GAAP net income of $10 to $20 million, or $0.19 to $0.37 per diluted share.
●GAAP net loss of $53 to $39 million, or a ($1.00) to ($0.73) per diluted share.

Stratasys provided the following additional guidelines regarding the company’s projected performance and strategic plans for 2017:

●Non-GAAP operating margins of 3% to 5%.
●Capital expenditures are projected at $40 to $50 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of performance.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

“As we move into 2017, we continue to invest in achieving our long-term goals. As we extend our reach into use-case centric applications, we intend to continue to shift resources to build out our capabilities around high-value added applications. We believe our combined efforts can lead to improved quality of revenue, and enable long-term, strong and sustainable growth. We are excited about the potential market opportunity that lies ahead,” Levin concluded.

Stratasys Ltd. Q4 2016 Conference Call Details

The Company plans to hold the conference call to discuss its fourth quarter and full year 2016 financial results on Thursday, March 9, 2017 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the "Investors" tab; or directly at the following web address: http://edge.media-server.com/m/p/9kxkoga5/.

To participate by telephone, the domestic dial-in number is (855) 319-2216 and the international dial-in is (503) 343-6033. The access code is 73596435.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys Web site or by accessing the provided web address.

For more than 25 years, Stratasys Ltd. (NASDAQ:SSYS) has been a defining force and dominant player in 3D printing and additive manufacturing – shaping the way things are made. Headquartered in Minneapolis, Minnesota and Rehovot, Israel, the company empowers customers across a broad range of vertical markets by enabling new paradigms for design and manufacturing. The company’s solutions provide customers with unmatched design freedom and manufacturing flexibility – reducing time-to-market and lowering development costs, while improving designs and communications. Stratasys subsidiaries include MakerBot and Solidscape, and the Stratasys ecosystem includes 3D printers for prototyping and production; a wide range of 3D printing materials; parts on-demand via Stratasys Direct Manufacturing; strategic consulting and professional services; and the Thingiverse and GrabCAD communities with over 2 million 3D printable files for free designs. With more than 2,500 employees and 1,200 granted or pending additive manufacturing patents, Stratasys has received more than 30 technology and leadership awards. Visit us online at: www.stratasys.com or http://blog.stratasys.com/, and follow us on LinkedIn.

Stratasys is a registered trademark of Stratasys Ltd. and/or its subsidiaries or affiliates.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, together with the 2016 Annual Report that we will file soon, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 20-Fand in Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Shane Glenn, 952-294-3416
Vice President - Investor Relations
shane.glenn@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands, except share data)
	December 31,	December 31,
	2016	2015
ASSETS

Current assets
Cash and cash equivalents	$280,328	$257,592
Accounts receivable, net	120,411	123,215
Inventories	117,521	123,658
Net investment in sales-type leases	11,717	11,704
Prepaid expenses	7,571	8,469
Other current assets	15,491	22,435

Total current assets	553,039	547,073

Non-current assets
Goodwill	385,629	383,853
Other intangible assets, net	177,458	252,468
Property, plant and equipment, net	208,415	201,934
Net investment in sales-type leases - long term	12,126	17,785
Other non-current assets	29,382	11,243

Total non-current assets	813,010	867,283

Total assets	$1,366,049	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$40,933	$39,021
Current portion of long term-debt	3,714	-
Accrued expenses and other current liabilities	28,282	31,314
Accrued compensation and related benefits	34,186	34,052
Income taxes payable	3,925	11,395
Obligations in connection with acquisitions	3,619	4,636
Deferred revenues	49,952	52,309

Total current liabilities	164,611	172,727

Non-current liabilities
Obligations in connection with acquisitions - long term	-	4,354
Deferred tax liabilities	5,952	16,040
Deferred revenues - long-term	12,922	7,627
Long-term debt	22,286	-
Other non-current liabilities	22,251	22,428

Total non-current liabilities	63,411	50,449

Total liabilities	228,022	223,176

Redeemable non-controlling interests	2,029	2,379

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,639 thousands shares and 52,082 thousands shares
issued and outstanding at December 31, 2016 and 2015, respectively	142	141
Additional paid-in capital	2,633,129	2,605,957
Accumulated deficit	(1,483,925)	(1,406,706)
Accumulated other comprehensive loss	(13,479)	(10,774)
Equity attributable to Stratasys Ltd.	1,135,867	1,188,618
Non-controlling interest	131	183

Total equity	1,135,998	1,188,801

Total liabilities and equity	$1,366,049	$1,414,356

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2016	2015	2016	2015
	(unaudited)	(unaudited)
Net sales
Products	$126,556	$124,316	$479,031	$503,946
Services	48,747	49,046	193,427	192,049
	175,303	173,362	672,458	695,995

Cost of sales
Products	61,970	86,753	234,653	466,221
Services	30,409	33,537	120,499	127,602
	92,379	120,290	355,152	593,823

Gross profit	82,924	53,072	317,306	102,172

Operating expenses
Research and development, net	24,304	31,918	97,778	122,360
Selling, general and administrative	88,773	113,126	307,113	434,619
Goodwill impairment	-	96,550	-	942,408
Change in the fair value of obligations in connection with acquisitions	(988)	(713)	(872)	(23,671)
	112,089	240,881	404,019	1,475,716

Operating loss	(29,165)	(187,809)	(86,713)	(1,373,544)

Financial income (expenses), net	(862)	(947)	354	(10,287)

Loss before income taxes	(30,027)	(188,756)	(86,359)	(1,383,831)

Income taxe expenses (benefit)	(15,729)	43,770	(9,446)	(10,320)

Share in losses of associated company	(526)	-	(708)	-

Net loss	(14,824)	(232,526)	(77,621)	(1,373,511)

Net loss attributable to non-controlling interest	(63)	(183)	(402)	(676)

Net loss attributable to Stratasys Ltd.	$(14,761)	$(232,343)	$(77,219)	$(1,372,835)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.28)	$(4.46)	$(1.48)	$(26.64)
Diluted	(0.30)	(4.46)	(1.48)	(26.64)

Weighted average ordinary shares outstanding
Basic	52,620	52,046	52,330	51,592
Diluted	52,784	52,046	52,582	51,592

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended December 31,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$82,924	$11,093	$94,017	$53,072	$30,309	$83,381
	Operating income (loss) (1,2)	(29,165)	40,733	11,568	(187,809)	178,927	(8,882)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(14,761)	22,588	7,827	(232,343)	231,647	(696)
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.30)	$0.45	$0.15	$(4.46)	$4.45	$(0.01)

(1)	Acquired intangible assets amortization expense		10,394			10,830
	Impairment charges of other intangible assets		-			10,779
	Non-cash stock-based compensation expense		648			1,012
	Reorganization and other related costs		276			7,523
	Merger and acquisition and other expense		(225)			165
			11,093			30,309

(2)	Acquired intangible assets amortization expense		3,822			4,464
	Goodwill impairment		-			96,550
	Non-cash stock-based compensation expense		4,238			4,838
	Impairment charges of intangible assets and other long lived assets		21,774			31,299
	Change in fair value of obligations in connection with acquisitions		(988)			(713)
	Reorganization and other related costs		251			9,365
	Merger and acquisition and other expense		543			2,815
			29,640			148,618
			40,733			178,927

(3)	Corresponding tax effect and other tax adjustments		(18,355)			52,720
	Intangible assets amortization expense of associated company		210			-
			$22,588			$231,647

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,784		53,255	52,046		52,046

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$317,306	$50,334	$367,640	$102,172	$259,545	$361,717
	Operating income (loss) (1,2)	(86,713)	115,729	29,016	(1,373,544)	1,357,577	(15,967)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(77,219)	91,989	14,770	(1,372,835)	1,382,789	9,954
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(1.48)	$1.76	$0.28	$(26.64)	$26.83	$0.19

(1)	Acquired intangible assets amortization expense		41,712			50,353
	Impairment charges of other intangible assets		1,779			191,534
	Non-cash stock-based compensation expense		2,780			5,381
	Reorganization and other related costs		3,846			10,949
	Merger and acquisition and other expense		217			1,328
			50,334			259,545

(2)	Acquired intangible assets amortization expense		14,901			22,436
	Goodwill impairment		-			942,408
	Non-cash stock-based compensation expense		17,993			24,629
	Impairment charges of intangible assets and other long-lived assets		21,774			86,937
	Change in fair value of obligations in connection with acquisitions		(872)			(23,671)
	Reorganization and other related costs		3,671			16,955
	Merger and acquisition and other expense		7,928			28,338
			65,395			1,098,032
			115,729			1,357,577

(3)	Credit facility termination related costs		-			2,705
	Corresponding tax effect and other tax adjustments		(24,233)			22,507
	Intangible assets amortization expense of associated company		493			-
			$91,989			$1,382,789

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,582		53,201	51,592		52,824

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2017

(in millions, except per share data)
GAAP net loss	($53) to ($39)

Adjustments
Stock-based compensation expense	$18 to $20
Intangible assets amortization expense	$34
Merger and acquisition related expense	$2 to $3
Reorganization and other related costs	$8-$10
Tax expense related to Non-GAAP adjustments	($3) to ($4)

Non-GAAP net income	$10 to $20

GAAP loss per share	($1.00) to ($0.73)

Non-GAAP diluted earnings per share	$0.19 to $0.37